CUSIP No. 14141X108	SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CardConnect Corp.

(Name of Issuer)

Common Stock ($0.001 par value per share)

(Title of Class of Securities)

14141X108

(CUSIP Number of Class of Securities)

Emily D. Babalas

Wellington Management Company LLP

280 Congress Street

Boston, Massachusetts 02210

(617) 790-8221

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141X108		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Management Group LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,644,180

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,644,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,180

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%(1)

14.	Type of Reporting Person HC

(1)  Based on 28,751,331 shares of common stock issued and outstanding as of July 29, 2016 plus 499,590 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 14141X108		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Group Holdings LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,644,180

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,644,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,180

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%(2)

14.	Type of Reporting Person HC

(2)  Based on 28,751,331 shares of common stock issued and outstanding as of July 29, 2016 plus 499,590 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 14141X108		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Investment Advisors Holdings LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,644,180

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,644,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,180

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%(3)

14.	Type of Reporting Person HC

(3)  Based on 28,751,331 shares of common stock issued and outstanding as of July 29, 2016 plus 499,590 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 14141X108		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Management Company LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,644,180

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,644,180

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,644,180

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%(4)

14.	Type of Reporting Person IA

(4)  Based on 28,751,331 shares of common stock issued and outstanding as of July 29, 2016 plus 499,590 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 14141X108	SCHEDULE 13D

This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Wellington Management Group LLP (“WMG”), Wellington Group Holdings LLP (“WGH”), Wellington Investment Advisors Holdings LLP (“WIAH”) and Wellington Management Company LLP (“Wellington Management”) with the Securities and Exchange Commission on April 7, 2016 (as further amended by this Amendment, the “Schedule 13D”) with respect to the Common Stock of CardConnect Corp. (f/k/a FinTech Acquisition Corp.) (the “Company”).

Except as set forth below, all Items of the Schedule 13D remain unchanged.  All capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 4.            Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

On July 29, 2016, the Company consummated the Merger.  As a result of the consummation of the Merger, (i) Warrants to purchase 499,590 shares of Common Stock, held by a Client, will become exercisable on the 30th day following the closing of the Merger, (ii) certain Clients purchased 125,000 Founder Shares at a purchase price of $0.0064 per share pursuant to the SPA with Cohen and (iii) a Client acquired 20,000 Contingent Shares pursuant to the Contingent Sale Agreement with Cohen LLC.

Item 5.              Interest in Securities of the Issuer

Item 5(a), (b), (c) and (d) are hereby amended and restated as follows:

(a) and (b)

(i)            As of the date hereof, Wellington Management, in its capacity as investment adviser, may be deemed to be the beneficial owner of 1,644,180 shares of Common Stock, consisting of (i) 1,144,590 shares of Common Stock held by the Clients and (ii) 499,590 shares of Common Stock underlying warrants held by the Clients. Such shares represent beneficial ownership of 5.6% of the Common Stock, based on 28,751,331 shares of Common Stock issued and outstanding as of July 29, 2016.

(ii)           As of the date hereof, WIAH, as the direct parent of Wellington Management, may be deemed to be the beneficial owner of 1,644,180 shares of Common Stock, consisting of (i) 1,144,590 shares of Common Stock held by the Clients and (ii) 499,590 shares of Common Stock underlying warrants held by the Clients.  Such shares represent beneficial ownership of 5.6% of the Common Stock, based on 28,751,331 shares of Common Stock issued and outstanding as of July 29, 2016.

(iii)          As of the date hereof, WGH, as the direct parent of WIAH, may be deemed to be the beneficial owner of 1,644,180 shares of Common Stock, consisting of (i) 1,144,590 shares of Common Stock held by the Clients and (ii) 499,590 shares of Common Stock underlying warrants held by the Clients.  Such shares represent beneficial ownership of

CUSIP No. 14141X108	SCHEDULE 13D

5.6% of the Common Stock, based on 28,751,331 shares of Common Stock issued and outstanding as of July 29, 2016.

(iv)          As of the date hereof, WMG, as the direct parent of WGH, may be deemed to be the beneficial owner of 1,644,180 shares of Common Stock, consisting of (i) 1,144,590 shares of Common Stock held by the Clients and (ii) 499,590 shares of Common Stock underlying warrants held by the Clients.  Such shares represent beneficial ownership of 5.6% of the Common Stock, based on 28,751,331 shares of Common Stock issued and outstanding as of July 29, 2016.

Each Reporting Person has shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)           No transactions were effected by the Reporting Persons during the 60 day period immediately preceding July 29, 2016, other than (i) as set forth in Item 4 and (ii) as set forth below.  The transactions set forth below were effected in open market transactions.

Trade Date	Purchase or Sale	Shares	Weighted Average Price Per Share	Range of Prices(5)
6/3/2016	Sale	49,999	$9.95	$9.95—9.95
6/8/2016	Sale	10,800	$9.92	$9.91—9.93
6/9/2016	Sale	1,000	$9.92	$9.915—9.95
6/10/2016	Sale	3,500	$9.94	$9.94—9.94
6/14/2016	Sale	6,237	$9.98	$9.97—9.98
6/22/2016	Sale	300	$9.94	$9.94—9.94
6/23/2016	Sale	8,200	$9.85	$9.75—9.90
6/24/2016	Sale	13,037	$9.86	$9.85—9.87
7/26/2016	Purchase	93,073	$9.89	$9.84—9.90

(d)           The Clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock.  No Client is known by the

(5)  This transaction was executed in multiple trades within the range of prices indicated. Each Reporting Person hereby undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased or sold at each separate price.

CUSIP No. 14141X108	SCHEDULE 13D

Reporting Persons to have such right or power with respect to more than five percent of this class of securities.

CUSIP No. 14141X108	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    August 5, 2016

WELLINGTON MANAGEMENT GROUP LLP

By:	/s/ Emily Babalas
Name: Emily D. Babalas
Title: Authorized Person

WELLINGTON GROUP HOLDINGS LLP

By:	/s/ Emily Babalas
Name: Emily D. Babalas
Title: Authorized Person

WELLINGTON INVESTMENT ADVISORS HOLDINGS LLP

By:	/s/ Emily Babalas
Name: Emily D. Babalas
Title: Authorized Person

WELLINGTON MANAGEMENT COMPANY LLP

By:	/s/ Emily Babalas
Name: Emily D. Babalas
Title: Authorized Person